UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 23, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

CALL NOTICE

ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Shareholders of TIM S.A. (“Company”) are called upon, as set forth in Section 124 of Law No. 6,404/76, to attend the Company’s Annual and Extraordinary Shareholders’ Meeting to be held exclusively in person on March 29th, 2022, at 2.30 pm, at Avenida João Cabral de Mello Neto, nº 850, South Tower, Ground Floor - Auditorium, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

On Annual Shareholders’ Meeting:

(1) To resolve on the management’s report and the financial statements of the Company for the fiscal year ended on December 31st, 2021; (2) To resolve on the management’s proposal for the allocation of the results of the 2021 fiscal year and the distribution of dividends by the Company; (3) To ratify the appointments of the Company’s Board of Directors’ Members, previously appointed at the Board of Directors’ Meetings held on December 15th, 2021 and January 31st, 2022; (4) To resolve on the composition of the Fiscal Council of the Company; (5) To elect the effective and alternate members of the Fiscal Council; and (6) To resolve on the compensation proposal for the Company’s management, members of Committees and members of the Fiscal Council of the Company for the 2022 fiscal year.

On Extraordinary Shareholders’ Meeting:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 15th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand.

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General Instructions:

1.      All documents and information regarding the subjects to be analyzed and resolved on at the Annual and Extraordinary Shareholders’ Meeting are at the Shareholders disposal at the Company’s head office, as well as on the websites www.tim.com.br/ri, www.cvm.gov.br, www.b3.com.br/pt_br/ and www.sec.gov.

2.      In accordance with Section 4, I, of CVM Instruction No. 481/2009 and for the purposes of CVM Instruction No. 165/1991, we inform that the minimum percentage of participation in the Company’s voting capital to request the adoption of the multiple voting process in the election of the Company’s Board of Directors is of five percent (5%). It shall be noted the legal period of 48 hours before the Shareholder’s Meeting to request the adoption of the multiple voting process, in accordance with the first paragraph of Section 141 of Law No. 6,404/76.

3.      The Shareholder may participate either in person or represented by a duly constituted proxy, according to the provisions of Section 126 of Law No. 6,404/76 and of §§ 1 and 2 of Section 12 of the Company's By-laws, as well as by distance voting ballot, following the detailed guidelines below:

a.	In-person: The Shareholder who chooses to participate in person must send a copy of the identity document and the respective shareholding statement, issued at least five (5) business days prior to the Shareholders' Meeting, within two (2) business days prior to the Shareholders' Meeting;

b.	By proxy: The Shareholder to be represented at the Shareholders' Meeting must send to the Company's head office the respective supporting documentation of its representation, including the power of attorney and/or the articles of incorporation related to the appointment, as the case may be, and the identification document of the representative, within two (2) business days prior to the Shareholders' Meeting; and

c.	By distance voting ballot: The Shareholder that, pursuant to CVM Instruction No. 481/2009, chooses to participate by distance voting ballot, shall send the instructions for filing the form to its respective custodian agents or the depositary institution of the Company’s shares, or shall send the form directly to the Company and, in any case, the ballot must be received up to seven (7) days prior to the Shareholders’ Meeting, as informed in the Voting Instructions.
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4.      The documents mentioned herein must be forwarded as follows: TIM S.A., attention to the Investor Relations Officer, Mrs. Camille Loyo Faria, at Avenida João Cabral de Mello Neto, 850, North Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), February 23rd, 2022.

Nicandro Durante

Chairman of the Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 23, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer